Exhibit 99.2

Li-Cycle Holdings Corp. Reports Financial Results for Third Quarter 2021

– Rochester Hub and Arizona Spoke Continue to be on Track –

– Li-Cycle will Add a Fourth Spoke in Alabama to Meet Demand; Pace of New Battery Mega-factory Deployment Far Exceeding Expectations –

– Li-Cycle Reports Third Quarter Revenue Increasing 840% Year-Over-Year to $1.7 Million –

– Subsequent to Fiscal Q3 2021, Li-Cycle Successfully Completed its Public Listing in August 2021, Resulting in Net Proceeds of $527 Million –

TORONTO, ONTARIO (September 9, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced financial results for its third quarter ended July 31, 2021.

Founded in 2016, Li-Cycle utilizes its patented Spoke & Hub Technologies™ to achieve industry-leading resource recovery rates and produce the critical battery materials underpinning the global growth in electric vehicle (“EV”) proliferation. The imperative for economically and environmentally sustainable resource recycling is growing in lockstep with the exponential growth of battery manufacturing with an average of 5% to 10% of new battery production being rejected/scrapped. Li-Cycle’s two-stage battery recycling model enables customers to benefit from an economically sustainable, safe and environmentally friendly solution for the recycling of all types of lithium-ion materials.

“I am incredibly proud of what the Li-Cycle team has accomplished so far in 2021, continuing our mission to solve the global battery manufacturing scrap and end-of-life lithium-ion battery problem by creating a secondary supply of critical battery materials, while also ensuring a sustainable future for our planet. Since announcing our business combination with Peridot Acquisition Corp. in February, we signed significant commercial agreements with Ultium Cells LLC (the joint venture between General Motors and LG Energy Solution) and Univar Solutions Inc.; we began construction of our Arizona Spoke; and just yesterday, we announced plans to build an incremental fourth Spoke in Alabama. With the funds from our business combination transaction completed in August 2021, we believe that Li-Cycle is primed to capitalize on the significant growth opportunities created by the continuing mobility revolution,” said Ajay Kochhar, President and Chief Executive Officer of Li-Cycle.

Key Fiscal Q3 2021 Highlights

Spoke and Hub Roll-out Plans Responding to Increasing Market Demand

Demand for lithium-ion battery recycling has continued to exceed the Company’s projections and, in order to meet this growing demand, Li-Cycle plans to increase and accelerate its investment in the build-out of the Company’s recycling capacity. In addition to the Arizona Spoke project, Li-Cycle has announced the development of the Alabama Spoke, increasing its North American processing capacity beyond that of previous plans and projections. The Company is confident in its ability to scale the business to at least 100,000 tonnes per year of Spoke processing capacity and 220,000-240,000 tonnes per year of Hub processing capacity by 2025 (measured as tonnes of lithium-ion battery equivalent input per year). The Company expects to provide fiscal year 2022 guidance in conjunction with the reporting of full fiscal year 2021 results.

Commercial highlights

Fourteen additional battery supply customers were onboarded during fiscal Q3 2021, bringing Li-Cycle’s battery supply customer base to a new total of over 70. This demonstrates continued Li-Cycle technical and commercial validation, alongside continued market acceleration. New battery supply customers include the following (as previously announced):

•	Agreement with Ultium Cells LLC to recycle up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Lordstown, Ohio battery cell plant.

•	Partnership with Renewance to deliver a safe, sustainable, and cost-effective lithium-ion battery recycling solution for end-of-life energy storage systems.

•	Partnership with Univar Solutions OnSite Services to provide comprehensive lithium-ion battery environmental services and solutions.

Hub capital project execution highlights

•	Li-Cycle’s first revenue-generating Hub will be located in Rochester, New York, and is currently in late-stage development.

•	The Rochester Hub will leverage Li-Cycle’s patented technology, providing a leading economic and environmental sustainability profile for recycling lithium-ion battery materials.

•

Li-Cycle’s pre-feasibility engineering for the Rochester Hub provides that the facility will have the capacity to process 25,000 tonnes of black mass annually (equivalent to approximately 60,000 tonnes of lithium-ion battery feed equivalent annually).

•	Li-Cycle expects to complete the definitive engineering phase for the Rochester Hub in late 2021.

•

Pending the completion of definitive engineering, final project, budget and regulatory approvals, the Company expects construction at the Hub site to begin in late 2021, with operations commencing in early 2023.

Spoke expansion highlights

•

Arizona Spoke – the Arizona Spoke (in Gilbert, Arizona in the Phoenix metropolitan area) is strategically located close to Li-Cycle’s existing battery supply network in the Southwestern United States, as well as being at the nexus of where we expect there will be continued growth in the quantity of lithium-ion batteries available for recycling. The Arizona Spoke will have a recycling capacity of 10,000 tonnes of lithium-ion batteries per year (comprised of two 5,000 tonnes/year Spoke lines, built out via a staged approach). Li-Cycle expects the first processing line at its Arizona Spoke to commence operations in early 2022, with the second processing line to commence operations during 2023.

•

Alabama Spoke – the Alabama Spoke, a recently announced fourth Spoke, will start by servicing strategic and anchor battery supply customers that are proximal to the facility. It is also expected to benefit from the rapid pace of other newly announced battery manufacturing facilities in the Southeast USA. The Alabama Spoke is incremental to the previously planned three North American Spoke facilities and will increase Li-Cycle’s total recycling capacity to 25,000 tonnes of lithium-ion batteries per year. The Company expects to develop the Tuscaloosa site to accommodate a future second 5,000 tonne processing line, which would increase Li-Cycle’s total North American recycling capacity to 30,000 tonnes per year. The Alabama Spoke is in the definitive engineering and early works phase. The first Alabama Spoke processing line is expected to commence operations by mid-2022.

Spoke operations highlights – Kingston Spoke and Rochester Spoke

•	A total of 524 tonnes of black mass were produced from the Kingston and Rochester Spokes. The produced black mass contained:

•	85 tonnes of lithium carbonate equivalent (equivalent to 16 tonnes of lithium metal);

•	75 tonnes of nickel metal equivalent; and

•	23 tonnes of cobalt metal equivalent.

Financial Results for Third Quarter 2021

Revenues grew 840% to $1.7 million, compared to $0.2 million in the prior-year period, driven by increases in recycling services and product sales, primarily as a result of the increase in the quantities of batteries and battery scrap processed at the Rochester Spoke and the continued onboarding of new battery supply customers. Revenues from product sales were approximately $1.6 million, while revenues from recycling services were approximately $0.1 million.

Operating expenses increased to $7.9 million, compared to $1.9 million during the prior-year period driven by increased personnel costs, a ramp-up of operations at the Kingston and Rochester Spokes, increases in raw materials and supplies, increased R&D spending, and non-recurring expenses related to the business combination between Li-Cycle and Peridot Acquisition Corp. completed in August 2021 (the “Business Combination”). The year-over-year changes in R&D expenditures were primarily due to the fact that R&D expenses in 2020 were largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes.

Net loss was approximately $6.9 million, compared to approximately $1.8 million in the prior-year period.

Adjusted EBITDA (loss) was $(5.2) million, compared to $(1.3) million for the prior-year period1.

Cash flows used in operating activities were approximately $5.2 million, compared to $2.2 million during the prior-year period, primarily driven by increased personnel costs, a ramp up of operations at the Kingston Spoke and Rochester Spoke, increases in raw materials, supplies and finished goods, increased R&D spending, and consulting costs relating to the development of the Rochester Hub. Cash, cash equivalents and marketable securities were approximately $2.4 million as of July 31, 2021. Subsequent to quarter end, Li-Cycle completed the Business Combination, resulting in net proceeds of $527 million.

Shares outstanding as of August 31, 2021 were 163,179,553 common shares.

Financial Results for the Nine Months Ended July 31, 2021

Revenues grew approximately 824% to approximately $3.0 million, compared to approximately $0.3 million in the prior-year period, driven by increases in recycling services and product sales, primarily as a result of the increase in the quantities of batteries and battery scrap processed at the Kingston and Rochester Spokes and the continued onboarding of new battery supply customers. Revenues from product sales were approximately $2.7 million, while revenues from recycling services were approximately $0.3 million for the nine-month period ended July 31, 2021.

Operating expenses increased to approximately $20.8 million, compared to approximately $5.0 million during the prior-year period, driven by increased personnel costs, a ramp up of operations at the Kingston and Rochester Spokes, increases in raw materials, supplies and finished goods, increased R&D spending, and non-recurring expenses related to the Business Combination. The year-over-year changes in R&D expenditure were primarily due to the fact that R&D expenses in 2020 were largely funded by government grants, the amortization of which offset the applicable R&D expense for accounting purposes.

Net loss was approximately $21.6 million, compared to approximately $4.8 million in the prior-year period.

[1]

Adjusted EBITDA is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” section of this press release, including for a reconciliation of Adjusted EBITDA to net loss.

Adjusted EBITDA (loss) was approximately $(12.6) million for the first nine months of 2021, compared to approximately $(3.7) million for the prior-year period.

Cash flows used in operating activities were approximately $16.6 million, compared to approximately $7.7 million during the prior-year period, primarily driven by increased personnel costs, a ramp up of operations at the Kingston Spoke and Rochester Spoke, increases in raw materials and supplies, increased R&D spending, and consulting costs relating to the development of the Rochester Hub.

Fiscal Year 2021 Outlook and Previously Disclosed Projections

Li-Cycle’s fiscal year 2021 business outlook is provided as follows:

•	Li-Cycle is reiterating the continued ramp-up at the Kingston Spoke and Rochester Spoke during H2 2021, in-line with expectations;

•	The Rochester Hub procurement will begin during fiscal year 2021, enabling Li-Cycle to continue on track with project execution;

•	The Arizona Spoke procurement and construction will continue;

•	The recently announced Alabama Spoke procurement and execution will be kicked off; and

•	Fiscal year 2022 guidance will be provided in conjunction with fiscal year 2021 results.

Li-Cycle included certain projected financial information in the F-4/proxy statement initially filed with the SEC on July 15, 2021 in connection with the Business Combination (as amended, the Proxy/Registration Statement).

As highlighted above, demand for lithium-ion battery recycling has continued to exceed the Company’s projections. In order to meet this growing demand, the Company plans to increase and accelerate investment in the build-out of its recycling capacity, including through the development of the Alabama Spoke, increasing its processing capacity beyond that of previous plans and projections. As a result of such developments, the assumptions underlying the projections included in the Proxy/Registration Statement, including a number regarding capital expenditures and the timing of the roll-out of new facilities, no longer reflect a reasonable basis on which to project Li-Cycle’s future results and therefore such projections should not be relied on as indicative of future results. The Company’s actual results could differ materially relative to the projected financial information contained in the Proxy/Registration Statement. The Company is confident in its ability to scale the business to at least 100,000 tonnes per year of Spoke processing capacity and 220,000-240,000 tonnes per year of Hub processing capacity by 2025 (measured as tonnes of lithium-ion battery equivalent input per year). As noted within this press release, the Company expects to provide fiscal year 2022 guidance in conjunction with the reporting of full fiscal year 2021 results.

Webcast and Conference Call Information

Company management will host a webcast and conference call on September 9, 2021, at 9:00 a.m. Eastern Time, to discuss the Company’s financial results.

Interested investors and other parties can listen to a webcast of the live conference call and access the Company’s first quarter update presentation by logging onto the Investor Relations section of the Company’s website at https://investors.li-cycle.com/.

The conference call can be accessed live over the phone by dialing 1-877-407-0784 (domestic) or + 1-201-689-8560 (international). A telephonic replay will be available approximately two hours after the call by dialing 1-844-512-2921 (domestic) or +1-412-317-6671 (international). The conference ID for the live call and pin number for the replay is 13722615. The replay will be available until 11:59 p.m. Eastern Time on September 21, 2021.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts:

Investors: investors@li-cycle.com

Media: media@li-cycle.com

Non-IFRS Financial Measures

Adjusted EBITDA (loss)

The table below reconciles Adjusted EBITDA (loss) to net profit (loss):

	Three months ended		Nine months ended
	July 31,		July 31,
	2021	2020	2021	2020
	(U.S. dollar amounts in thousands)
Net loss	(6,897)	(1,811)	(21,591)	(4,842)
Depreciation, gross	698	328	1,831	717
Interest expense (income), gross	428	162	900	307
Share-based compensation	298	57	1,308	220

	Three months ended July 31,		Nine months ended July 31,
	2021	2020	2021	2020
	(U.S. dollar amounts in thousands)
Foreign exchange (gain) loss	(214)	(74)	536	(109)
Fair value loss on restricted share units	509	—	2,433	—
Forfeited SPAC transaction cost	—	—	2,000	—

Adjusted EBITDA loss	(5,178)	(1,338)	(12,583)	(3,708)

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993, as amended, Section 21 of the Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “would”, “could”, “plan”, “future” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to Li-Cycle’s ability to capitalize on growth opportunities, Li-Cycle’s ability to scale the business to at least 100,000 tonnes per year of Spoke processing capacity and 220,000-240,000 tonnes per year of Hub processing capacity by 2025; the expected recycling capacity of the Arizona Spoke and the Alabama Spoke and the development of a second processing line at the Alabama Spoke, the expected date of the commencement of operations for the first and second processing lines at the Arizona Spoke and the first processing line at the Alabama Spoke; continued increasing ramp-up at the Kingston Spoke and Rochester Spoke during H2 2021; and procurement of the Rochester Hub mechanical equipment during fiscal 2021.These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the SEC. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle Corp.
Condensed consolidated interim statements of financial position
As at July 31, 2021 and October 31, 2020
(Unaudited—expressed in U.S. dollars)

	July 31, 2021	October 31, 2020
	$	$
Assets
Current assets
Cash	2,350,722	663,557
Accounts receivable	3,255,981	890,229
Prepayments and deposits	7,911,436	963,951
Inventory	1,502,921	179,994

	15,021,060	2,697,731

Non-current assets
Plant and equipment	18,113,712	5,602,580
Right of use assets	16,277,652	3,859,088

	34,391,364	9,461,668

	49,412,424	12,159,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	15,778,982	4,364,372
Restricted share units	3,259,010	171,849
Lease liabilities	1,190,086	591,355
Loans payable	1,688,853	1,468,668

	21,916,931	6,596,244

Non-current liabilities
Lease liabilities	15,044,408	3,021,815
Loans payable	9,776,681	779,210
Restoration provisions	332,420	321,400

	25,153,509	4,122,425

	47,070,440	10,718,669

Shareholders’ equity
Share capital	37,805,879	15,441,600
Contributed surplus	952,441	824,683
Accumulated deficit	(36,119,724)	(14,528,941)
Accumulated other comprehensive loss	(296,612)	(296,612)

	2,341,984	1,440,730

	49,412,424	12,159,399

Li-Cycle Corp.

Condensed consolidated interim statements of loss and comprehensive loss

Three and nine months ended July 31, 2021 and 2020

(Unaudited—expressed in U.S. dollars)

	Three months ended July 31,		Nine months ended July 31,
	2021	2020	2021	2020
	$	$	$	$
Revenue
Product sales	1,593,563	107,040	2,682,531	185,156
Recycling services	115,560	74,692	301,216	137,877

	1,709,123	181,732	2,983,747	323,033
Expenses
Employee salaries and benefits, net	2,481,939	547,080	5,358,953	1,415,661
Raw materials, supplies and finished goods	2,261,304	142,161	4,876,561	344,704
Professional fees	1,176,310	897,224	4,095,596	1,560,108
Research and development, net	576,551	(282,541)	1,928,582	(19,357)
Share-based compensation	298,489	57,383	1,307,874	220,440
Office and administrative	369,113	64,786	987,820	134,337
Depreciation, net	272,724	327,806	788,830	717,278
Freight and shipping	155,456	(5,450)	587,953	57,303
Marketing	160,479	65,570	465,269	188,500
Plant facilities	74,818	59,774	232,358	223,767
Travel and entertainment	102,768	30,754	188,712	125,535

	7,929,951	1,904,547	20,818,508	4,968,276

Loss from operations	(6,220,828)	(1,722,815)	(17,834,761)	(4,645,243)

Other (income) expense
Foreign exchange (gain) loss	(214,496)	(73,931)	536,216	(109,297)
Interest expense	382,639	164,819	788,335	340,695
Interest income	(503)	(2,722)	(1,725)	(34,178)
Fair value loss on restricted share units	508,850	—	2,433,196	—

	676,490	88,166	3,756,022	197,220

Net loss	(6,897,318)	(1,810,981)	(21,590,783)	(4,842,463)
Other comprehensive income (loss)
Foreign currency translation	—	249,607	—	(276,873)

Comprehensive loss	(6,897,318)	(1,561,374))	(21,590,783)	(5,119,336)

Loss per common share—basic and diluted	(2.88)	(0.86)	(9.10)	(2.35)

Li-Cycle Corp.
Condensed consolidated interim statements of cash flows
Three and nine months ended July 31, 2021 and 2020
(Unaudited—expressed in U.S. dollars)

	Three months ended July 31,		Nine months ended July 31,
	2021	2020	2021	2020
	$	$	$	$
Operating activities
Net loss for the period	(6,897,318)	(1,810,981)	(21,590,783)	(4,842,463)
Items not affecting cash
Share-based compensation	298,489	57,383	1,307,874	220,440
Depreciation	697,604	327,806	1,830,603	717,278
Amortization of government grants	(26,887)	(1,086,133)	(92,926)	(2,176,041)
Loss on disposal of assets	—	—	13,399	—
FX (gain) loss on translation	(152,562)	153,808	509,195	(451,238)
Fair value loss on restricted share units	508,850	—	2,433,196	—
Share-based professional fees	—	455,055	—	455,055
Interest and accretion on convertible debt	—	—	—	9,931

	(5,571,824)	(1,903,062)	(15,589,442)	(6,067,038)
Changes in non-cash working capital items
Accounts receivable	(1,504,376)	218,432	(2,365,752)	327,776
Prepayments and deposits	(2,668,131)	(631,538)	(7,118,905)	(1,938,325)
Inventory	(719,231)	(711)	(1,322,927)	(191,310)
Accounts payable and accrued liabilities	5,218,663	155,725	9,830,211	214,656

	(5,244,899)	(2,161,153)	(16,566,815)	(7,654,241)

Investing activity
Purchases of plant and equipment	(5,298,447)	(836,378)	(12,066,848)	(1,748,271)
Proceeds from disposal of plant and equipment	—	—	16,866	—

	(5,298,447)	(836,378)	(12,049,982)	(1,748,271)
Financing activities
Proceeds from share issuance, net of share issue costs	—	—	21,620,000	6,481,381
Proceeds from exercise of stock options	169,105	—	169,105	—
Proceeds from loans payable	7,000,000	5,663	10,091,220	2,149,335
Proceeds from government grants	26,887	429,537	92,926	1,131,730
Repayment of lease liabilities	(204,231)	(137,173)	(530,953)	(250,371)
Repayment of loans payable	(423,595)	(3,871)	(1,138,336)	(10,051)

	6,568,166	294,156	30,303,962	9,502,024

Net change in cash	(3,975,180)	(2,703,375)	1,687,165	99,512
Cash, beginning of period	6,325,902	6,586,336	663,557	3,783,449

Cash, end of period	2,350,722	3,882,961	2,350,722	3,882,961

Non-cash investing activities
Accrual for purchase of plant and equipment	251,802	—	1,584,399	—
Non-cash financing activities
Shares issued for non-cash costs	—	—	455,055	492,409